NEIGHBORHOOD SUN

Check out our Investor Presentation

Gary Skulnik 3 days ago

We were so excited to have more than 80 potential investors RSVP to us for our virtual presentation to kick off our newest funding round. Missed it? **Check out the video.**

Liked by Thomas Phelps, Justin Entrekin, and Sean Stobart

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